UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 333-204175

RESAAS Services Inc.

(name of registrant)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The following documents, filed as Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K, are incorporated by reference into this Report.

EXHIBIT LIST

Exhibits	Description

99.1	RESAAS Services Inc. Press Release dated December 10, 2015

99.2	Warrant Indenture dated December 10, 2015 between RESAAS Services Inc. and Computershare Trust Company of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC. (Registrant)

Date: December 11, 2015	By:	/s/ Cam Shippit
Cam Shippit
Chief Financial Officer